EXHIBIT 11.1

CPI Corp.
Computation of Per Common Share Earnings - Diluted
(Unaudited)

	12 Weeks Ended
thousands, except share and per share data	April 28, 2007	April 29, 2006

Diluted:
Net earnings applicable to common shares	$2,555	$1,844

Shares:
Weighted average number of common shares outstanding	16,981,744	16,981,047
Dilutive effect of exercise of certain stock options	24,724	13,586
Less: Treasury stock - weighted average	(10,618,299)	(10,616,198)

Weighted average number of common and common equivalent shares outstanding	6,388,169	6,378,435

Net earnings per common and common equivalent shares	$0.40	$0.29